Exhibit 19.1
Policy Adopted by the Board of Directors Relating
to Insider Trading of Securities and Section 16 Reporting
As in effect from May 21, 2024
To: All Directors, Officers, Employees and Consultants
From: Catherine H. Claiborne, General Counsel

As a director, officer, employee or consultant of Universal Corporation, its affiliates or its subsidiaries (“Universal” or “we”), you are subject to certain policies and procedures regarding ownership of, and all transactions in, Universal securities, including shares of common stock, restricted stock, options for common stock and any other securities we issue from time to time, such as preferred stock, equity units, warrants and convertible debentures, as well as derivative securities relating to shares of our common stock, whether or not issued by us, such as exchange-traded options. Please contact the Legal Department if you have any questions regarding the policies and procedures in this memorandum before you act.

Our Compliance Policies and Procedures: In order to help prevent any inadvertent violations of the federal securities laws, and to avoid even the appearance of trading on inside information, Universal requires your compliance with the following policies and procedures:

A. Prohibition Against Trading on Material Non-Public Information.

If you are aware of material non-public information relating to Universal (often called “inside information”), you are prohibited from trading in our securities, directly or indirectly, and from disclosing such information to any other persons (including relatives, friends, brokers, investment adviser, etc.). This prohibition does not prevent you from trading under a written plan (a “Rule 10b5-1 plan”) that has been adopted in conformity with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”).
“Material information” is information, whether positive or negative, that reasonable people would think is important in deciding whether to buy, sell, or hold our securities, or that could have a substantial impact on the market price of our securities. Information may be material even if it would not alone determine the investor’s decision. Information is generally considered “non-public” if it has not been disclosed in our Securities and Exchange Commission (“SEC”) filings or reports to shareholders or has not been the subject of a prior widely-disseminated press release, or is otherwise widely known to the public through some other means. Unless we publicly confirm information reported in wire services dispatches and other news media, market letters or other third-party sources, such information may still be considered non-public. You should be aware that it is our policy not to comment on such information.
The most common material non-public information we possess is financial information after the quarter closes but before we report it publicly. Other examples of information that should always be considered potentially material may include: dividend information; a potential business merger, acquisition or divestiture proposal or agreement; investments, joint ventures or changes in assets; important business developments; a significant disruption in our operations or loss, potential loss, breach or unauthorized access of our property or assets, including our facilities and information technology infrastructure, such as a cybersecurity event; major events regarding our securities, such as a stock split or offering of securities; major litigation; extraordinary management developments; restructuring or layoffs; auditor changes; the acquisition or loss of a major customer; or an important transaction. We emphasize that this list is merely illustrative.

Once material information is publicly disseminated, trading can occur after a lapse of two full trading days.

If you are contemplating a transaction in our securities but you are unsure whether you possess information that is material and non-public, please let the Legal Department know so we can discuss it.

It is also the policy of Universal that Universal will not engage in transactions in our securities while aware of material non-public information relating to Universal or our securities.

B. Information About Other Companies.

You may become aware of material non-public information about other public companies – for example, other public companies with which we have business dealings. You are prohibited from trading in the securities of any other public company at a time when you are in possession of material non-public information about such company.

C. Tipping.

Improper disclosure of material non-public information to another person who trades in shares of our common stock (so-called “tipping”) is also a serious legal offense by the tipper and a violation of the terms of these policies and procedures. If you disclose material non-public information about Universal, or material non-public information about any other public company which you acquire in connection with your employment or service with us, you may be fully responsible legally for the trading of the person receiving the information from you (your “tippee”) and even persons who receive the information directly or indirectly from your tippee.

D. Restricted Periods.

Trading Windows. If you are a director, Section 16 officer, or an officer who has received equity awards, or any other employee or consultant whom our General Counsel has notified due to their position with us as officers and/or their access to inside information (collectively, the “Restricted Group”), then your transactions in Universal securities must be limited to an “open trading window period.”

Universal’s trading windows open each quarter on the third business day following the earlier of (a) the public release of earnings and (b) the filing of the Form 10-Q or Form 10-K with the SEC, and they close at the end of the 15th business day thereafter. In some circumstances, standing trading orders to buy or sell our securities extend beyond the open trading window period into the restricted period. As a result, you could be in the position of buying or selling our securities based on such pre-existing order during the restricted period or while in possession of material non-public information, each of which is a violation of these policies and procedures. Consequently, if you are a member of the Restricted Group, you should not place trading orders with brokers that extend beyond open trading window periods, and you must immediately cancel any such orders that inadvertently extend beyond open trading window periods. Rule 10b5-1 plans (as described below), which generally may operate without regard for open trading window periods or restricted periods, are the appropriate vehicle for such automated trading programs.

The Restricted Group also includes all of such persons’ spouses, members of their immediate families (i.e., child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and adoptive relationships) sharing the same household and any trust, partnership or other entity the investments of which any of the foregoing have direct or indirect power to control. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in our securities, and you should treat all such transactions for the purposes of these policies and procedures and applicable securities laws as if the transactions were for your own account. These policies and procedures do not, however, apply to personal securities transactions of family members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your family members.

Please remember that a trading window does not guarantee you the ability to trade in our securities. If you are in possession of material non-public information during an open trading window period, you should not engage in any transactions.

Any member of the Restricted Group who wishes to engage in transactions in our securities outside a trading window, please submit your request to the Legal Department. In certain special circumstances, on a case-by-case basis, the Legal Department, upon the advice of outside counsel, may authorize such transactions due to financial hardship or other hardships, but only if: (a) the member of the Restricted Group who wishes to trade has at least two days prior to the anticipated trade-date notified the Legal Department in writing of the circumstances of the hardship and the amount and nature of the proposed transactions and (ii) the person trading is not in possession of material non-public information concerning Universal and has certified that fact in writing to the Legal Department.

Event Specific Restricted Periods. We may impose event specific restricted periods during which you may not transact in our securities. Such event specific restricted periods may be imposed during an open trading window period. Accordingly, please notify the Legal Department prior to any trading activity.

Pre-Clearance. If you are a member of the Restricted Group, you may not trade, even during open trading window periods, without first complying with the pre-clearance procedures described below.

E. Rule 10b5-1 Plans.

In certain situations, you may enter into written agreements, called Rule 10b5-1 Plans, which allow transactions in our securities outside of open trading window periods. Rule 10b5-1 Plans must comply with specific requirements set forth in Rule 10b5-1, including containing certain terms and conditions, and they require additional public disclosures by Universal about every adopted plan and the transactions pursuant to them. If you wish to implement or amend a Rule 10b5-1 Plan, you must submit the plan in advance for legal compliance evaluation and subsequent consideration by our Board of Directors.

You should only enter into or amend a Rule 10b5-1 Plan during an open trading window period and only if you are not in possession of material non-public information at that time. Rule 10b5-1 Plans must comply with the Section 16 reporting requirements and short-swing liability rules under the Exchange Act, as discussed later in these policies and procedures. If you are subject to Section 16 reporting requirements, any transaction in our securities pursuant to a Rule 10b5-1 Plan must be reported to the Legal Department no later than the close of business on the transaction date so that we can meet the deadlines for the required Section 16 filings.

F. Pre-Clearance Procedures.

Any member of the Restricted Group may not engage in any transaction in our securities (except for transactions pursuant to a pre-approved Rule 10b5-1 Plan) without first obtaining pre-clearance of the transaction from the Legal Department. This includes stock sales, stock plan transactions, gifts, loans, contributions to a trust or any other transfer. A written request for pre-clearance should be submitted to the Legal Department at least three business days in advance of the proposed transaction and should describe the proposed transaction and provide the name and contact information for the broker handling the transaction. E-mailed requests are acceptable.

G. “Short-Swing” Transactions and Section 16 Filings.

“Short-Swing” Transactions. If you are a director, executive officer designated as a “Section 16” officer by our Board of Directors, or greater than 10% beneficial owner of our securities (“Section 16 Insiders”), then you are covered by the federal securities laws relating to “short-swing” transactions. In simplified terms, a “short-swing” transaction refers to a purchase followed by a sale, or a sale followed by a purchase, of our securities within any six-month period. Even if you are not a Section 16 Insider, we discourage you from engaging in “short-swing” transactions.

In general, under SEC rules regarding “short-swing” transactions, even Section 16 Insiders who are subject to these rules may exercise their stock options (to the extent exercisable) and immediately sell shares of our stock issuable upon exercise without the exercise (purchase of the shares of common stock issuable upon exercise of the stock option) and subsequent sale by themselves giving rise to liability for recovery of profits. In other words, the exercise of the stock option generally is not matched against a subsequent sale of the underlying shares of our stock. However, while the exercise of a stock option (i.e., the purchase of shares of stock pursuant to a stock option grant) may take place at any time, a sale of the underlying shares of stock by any member of the Restricted Group should be made only during an “open trading window period” as discussed above. Additionally, the SEC rules in this area are complex, and you should first check with our General Counsel before engaging in any of these transactions.

Section 16 Filings. If you are a Section 16 Insider, you are subject to the reporting rules under Section 16 of the Exchange Act, which require filing of reports with the SEC disclosing actions you take in our securities. In almost all cases, including gifts, your transaction in our securities requires you to file a Form 4 within two business days of the transaction. If your filing is late, SEC rules require that we publicly disclose that in our proxy statement. If you are a member of the Restricted Group and you intend to transact in our securities, including gifting shares of our securities, please make sure you follow all the procedures set forth herein, including notifying the General Counsel of any transactions, including gifts, three business days in advance and having your broker notify us that the transaction occurred no later than the close of business on the date of the transaction.

A knowledgeable, alert broker can act as a gatekeeper, helping ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. The broker should not enter any order (except for orders under a pre-approved Rule 10b5-1 Plan) without (a) first verifying with you or the Legal Department that your transaction was pre-cleared and (b) complying with the brokerage firm’s compliance procedures. It is important that your broker report the details of your transactions in our securities to the General Counsel no later than the close of business on the transaction date.

H. Hedging and Other Prohibited Insider Transactions.

You are also subject to the additional insider trading policies set forth in “Hedging and Other Prohibited Insider Transaction Policy,” attached as Appendix A. This policy prohibits specific types of trading in our securities, including short sales, publicly traded options and hedging transactions, that are designed to mitigate or avoid risks associated with long-term ownership of our shares. In addition, the policy prohibits holding shares in margin accounts or pledging shares because they raise the risk of directors or officers trading in shares when they may possess material non-public information or they raise the risk of Section 16 “short-swing” violations.

I. Share Ownership Guidelines.

You may be subject to share ownership guidelines. Universal’s Compensation Committee believes it is very important to achieve and maintain these guideline amounts as minimum targets of ownership. If you are subject to our share ownership guidelines, when you contemplate transactions in our securities, please consider whether you are in compliance with your applicable share ownership guidelines and whether your transaction will negatively affect your ability to comply with the guidelines.

J. Post-Termination Transactions

These policies and procedures continue to apply to your transactions in our securities even after you cease to be employed by or serve Universal. If you are in possession of material non-public information when your service terminates, you may not engage in transactions in our securities until that information has become public or is no longer material.

K. Penalties for Violation.

Violation of these policies and procedures is grounds for corporate disciplinary action, including possible exclusion from Universal’s equity compensation plans, employment termination and other actions.

APPENDIX A
UNIVERSAL CORPORATION
Hedging and Other Prohibited Insider Transaction Policy

Universal Corporation (“Universal”) considers it improper and inappropriate for any director, officer or other employee of Universal to engage in short-term or speculative transactions in Universal’s securities. It therefore is Universal’s policy that directors, officers and other employees may not engage in any of the following transactions:

Short Sales. Short sales tend to be speculative in nature and usually reflect a profit objective inconsistent with that of Universal’s shareholders generally. For these reasons, short sales of Universal securities are prohibited. This is also true in the case of short sales “against the box,” i.e., where a director, officer or other employee holds a number of shares of Universal stock at least equal to the number of shares of Universal stock sold short.

Publicly Traded Options, Puts and Calls. Publicly traded options generally are instruments in the form of options (puts, calls, etc.) used for hedging and similar transactions that are publicly traded, and does not mean the options to buy Universal stock issued by Universal to its directors, officers and employees. Transactions of this kind may be analogous to short sales or may reflect a profit objective inconsistent with that of Universal’s shareholders. Moreover, under the SEC’s rules governing “short-swing” transactions, the writing by a Section 16 Insider of a call or put with respect to our securities would constitute the sale or purchase, respectively, of the underlying securities. Likewise, exercise by the purchaser or expiration without exercise, of the put or call within six months would expose such officer to “short-swing” liability. For these reasons, it is our policy that all officers, directors and employees refrain from writing either call options to purchase shares of Universal stock or put options to sell such shares of Universal stock. Under the SEC’s “short-swing” rules, puts and calls are “derivative securities” that are treated as the same as the shares of common stock itself. Typically, publicly-traded puts and calls expire within six months and their purchase and sale within that period would therefore give rise to liability exposure on the part of Section 16 Insiders subject to the SEC’s rules. In any event, transactions in these derivative securities are more analogous to speculation than genuine investment in the shares of our common stock. Accordingly, transactions in puts, calls or other derivative securities involving Universal securities, on an exchange or in any other organized market, are prohibited. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

Hedging Transactions. Certain forms of hedging or monetization transactions (such as zero-cost collars, forward sale contracts, equity swaps and exchange funds) allow a holder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as Universal’s other stockholders. For these reasons, hedging or monetization transactions involving Universal securities are prohibited.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Universal securities (based on Section 16 of the Exchange Act that prohibits “short-swing” trading by insiders or otherwise), directors, officers and other employees are prohibited from holding Universal securities in a margin account or pledging Universal securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Universal securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Universal securities as collateral for a loan must notify Universal’s General Counsel at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.